Exhibit (a)(ii)

JOHN HANCOCK TENDER OFFER FUND 2

Amendment to Change the Name of the Trust

The undersigned, constituting a majority of the Trustees of John Hancock Tender Offer Fund 2, a Massachusetts business trust (the “Trust”), acting pursuant to power conferred on the Trustees by Section 7.3 of the Agreement and Declaration of Trust of the Trust dated January 4, 2023 (the “Declaration of Trust”), hereby change the name of the Trust to:

Manulife Private Credit Plus Fund

In witness whereof, the undersigned have executed this instrument in duplicate original counterparts and have caused a duplicate original to be lodged among the records of the Trust this 25th day of July 2023.

/s/ Andrew G. Arnott	/s/ William H. Cunningham
Andrew G. Arnott	William H. Cunningham

/s/ Grace K. Fey	/s/ Hassell H. McClellan
Grace K. Fey	Hassell H. McClellan

The Agreement and Declaration of Trust of the Trust, dated January 4, 2023, a copy of which together with all amendments thereto is on file in the office of the Secretary of The Commonwealth of Massachusetts, provides that this instrument was executed by the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of them or the shareholders of the Trust individually, but are binding only upon the assets belonging to the Trust as the case may be.